Exhibit 15.1
April 17, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Huaneng Power International, Inc. and, under the date of March 22, 2016, we reported on the consolidated financial statements of Huaneng Power International, Inc. as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015. On June 23, 2016 we were dismissed.

We have read Huaneng Power International, Inc.’s statements included under Item 16F of its Form 20-F dated April 17, 2017, and we agree with such statements, except we are not in a position to agree or disagree with Huaneng Power International, Inc.’s statement that the change was approved by the board, the audit committee and shareholders.

Very truly yours,

/s/ KPMG

Hong Kong, China